X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

February 10, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated February 10, 2003).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 3/3

X-Cal Resources Ltd.

TSX/XCL **February 10, 2003**

News Release

Private Placement for Sleeper

A non-brokered private placement of X-Cal Resources Ltd. treasury shares consisting of 3.5 million units at $0.62 per unit has been fully subscribed.

The units consist of one common share and one half warrant. Two half warrants (one full warrant) entitle the unit holder to an additional share at $0.75 for two years.

The CAD$ 2.17 million proceeds of the private placement will be used for general corporate purposes and to advance the Sleeper Gold Project, located in Humboldt County, Nevada.

X-Cal recently announced that a Phase I US$ 1 million drill program is underway at Sleeper.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*